# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Neuronetics, Inc., CIK 0001227636
CUSIP: 64131A105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3222 Phoenixville Pike, Malvern, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 08/08/2025
Filed by CIK 0001787423
Persons authorized to receive notices and communications: Matthew Girandola, CCO, 330 Madison Avenue, Floor 33, New York, New York (NY), 10017, (646) 560-5490

## Reporting persons
- MADRYN ASSET MANAGEMENT, LP (CIK 0001787423): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 20,737,061; sole dispositive power 0; shared dispositive power 20,737,061; aggregate amount beneficially owned 20,737,061 (31.4% of the class)
- MADRYN HEALTH PARTNERS II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,142,351; sole dispositive power 0; shared dispositive power 1,142,351; aggregate amount beneficially owned 1,142,351 (1.7% of the class)
- MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 17,333,542; sole dispositive power 0; shared dispositive power 17,333,542; aggregate amount beneficially owned 17,333,542 (26.2% of the class)
- MADRYN HEALTH ADVISORS II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,475,893; sole dispositive power 0; shared dispositive power 18,475,893; aggregate amount beneficially owned 18,475,893 (27.9% of the class)
- MADRYN HEALTH ADVISORS GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,475,893; sole dispositive power 0; shared dispositive power 18,475,893; aggregate amount beneficially owned 18,475,893 (27.9% of the class)
- MADRYN SELECT OPPORTUNITIES, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,261,168; sole dispositive power 0; shared dispositive power 2,261,168; aggregate amount beneficially owned 2,261,168 (3.4% of the class)
- MADRYN SELECT ADVISORS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,261,168; sole dispositive power 0; shared dispositive power 2,261,168; aggregate amount beneficially owned 2,261,168 (3.4% of the class)
- MADRYN SELECT ADVISORS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,261,168; sole dispositive power 0; shared dispositive power 2,261,168; aggregate amount beneficially owned 2,261,168 (3.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Neuronetics, Inc.
Address of issuer's principal executive offices: 3222 Phoenixville Pike, Malvern, Pennsylvania (PA), 19355
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on December 17, 2024 (the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The Reporting Persons beneficially own in the aggregate 20,737,061 shares of Common Stock, which represents approximately 31.4% of the outstanding shares of Common Stock. All calculations of percentage ownership in this Schedule 13D are based on 66,124,820 shares of Common Stock outstanding as of July 31, 2025, as reported on the Company's Form 10-Q for the quarter ending June 30, 2025 and filed with the U.S. Securities and Exchange Commission on August 5, 2025.

Each of the Funds directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Madryn, as the investment advisor for each of the Funds; MHA II LP, as the general partner for each of MHP II and MHP II Cayman; MSA LP, as the general partner for MSO; MHA GP II LLC, as the general partner for MHA II LP; and MSA GP LLC, as the general partner for MSA LP, may each be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Funds and, consequently, Madryn and the Advisors may be deemed to possess indirect beneficial ownership of such shares. Madryn and the Advisors disclaim beneficial ownership of such shares for all other purposes.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.

To the knowledge of the Reporting Persons, none of the Covered Persons owns any shares of Common Stock, except that Avinash Amin owns 12,500 shares of Common Stock, which represents less than 1% of the outstanding shares of Common Stock, and over which he has sole voting and dispositive power; provided, however, that because of each Covered Persons' status as a director, executive officer, manager, member or partner of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth above in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: On August 8, 2025, MHP II, MHP II Cayman, and MSO sold 192,806, 2,925,554, and 381,640 shares of Common Stock, respectively, in each case at a price per share of approximately $3.72 in a transaction pursuant Rule 144 under the Securities Act of 1933, as amended. Except as described herein, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has had any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- MADRYN ASSET MANAGEMENT, LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (08/12/2025)
- MADRYN HEALTH PARTNERS II, LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (08/12/2025)
- MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (08/12/2025)
- MADRYN HEALTH ADVISORS II, LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (08/12/2025)
- MADRYN HEALTH ADVISORS GP II, LLC: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (08/12/2025)
- MADRYN SELECT OPPORTUNITIES, LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (08/12/2025)
- MADRYN SELECT ADVISORS, LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (08/12/2025)
- MADRYN SELECT ADVISORS GP, LLC: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (08/12/2025)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named above agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock.